UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number: 000-22374
FIDELITY SOUTHERN CORPORATION
TAX DEFERRED 401(k) SAVINGS PLAN
Full title of the plan
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, GA 30305
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

REQUIRED INFORMATION
     The financial statements and schedules for the plan included in this annual report have been prepared in accordance with the financial reporting requirements of ERISA.
     The consent of Ernst & Young LLP is filed as an exhibit to this annual report.

Audited Financial Statements And Supplemental Schedule with Report of Independent Registered Public Accounting Firm
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 26, 2007
Atlanta, Georgia

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments (at fair value)	$12,708,349	$11,575,447
Contributions receivable	46,813	43,242

Total assets	12,755,162	11,618,689

Liabilities
Refundable contributions	—	19,877

Net assets reflecting all investments at fair value	12,755,162	11,598,812

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	—

Net assets available for benefits	$12,755,162	$11,598,812

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions

Investment income:
Interest and dividends	$204,794
Net appreciation in fair value of investments	846,646

Total investment income	1,051,440

Contributions:
Participants	1,088,173
Employer	343,412

Total contributions	1,431,585

Total additions	2,483,025

Deductions

Distributions to participants	1,326,675

Total deductions	1,326,675

Net increase	1,156,350

Net assets available for benefits:
Beginning of year	11,598,812

End of year	$12,755,162

See accompanying notes to financial statements.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of Plan
The following description of Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement and the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for the benefit of the employees of Fidelity Southern Corporation (the “Company” or the “Parent”) and Fidelity Bank (“FB” or the “Bank”), collectively referred to as the “Companies”.
All employees of the Companies who have attained age 21 and completed six months of employment and five hundred hours of service are eligible to participate in the Plan. The Plan offers automatic rollovers for terminated participants with account balances over $5,000, hardship withdrawals, as defined, and withdrawals for funeral expenses for family members. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2007, the Plan was amended to change the eligibility enrollment period from six months to hire date.
Contributions
Contributions to the Plan are made by both the participants and the Companies. Participants may contribute through payroll deductions from 1% to 15% of their aggregate compensation. Effective January 1, 2007, the Plan was amended so that participants may contribute up to 75% of their aggregate compensation.
The Companies make a matching contribution at a rate of 50% of the first 6% of each participant’s aggregate compensation contributed to the Plan subject to limitations as set forth in the Plan provisions. Effective January 1, 2007, the Plan was amended whereas matching contributions are made in Fidelity Southern Corporation common stock. In addition, the Companies may make discretionary contributions to the Plan for participants employed on the last day of the Plan’s fiscal year. The Companies’ discretionary contributions are allocated based on a participant’s proportionate share of the total compensation paid during the Plan year to all participants in the Plan. The Companies did not make a discretionary contribution to the Plan in 2006.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, investment earnings/losses thereon, and each participant’s interest in the Companies’ matching and any discretionary contributions.
Vesting
Participants are immediately 100% vested in their contributions plus actual investment earnings/losses thereon. Participants are vested in the Companies’ regular matching and discretionary contributions at a rate of 20% per year for each year of service (1,000 hours or more) after one year of service and, accordingly, are 20% vested after two years of service and fully vested after six years of service.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Companies’ future contributions to the Plan and pay administrative costs. The total available forfeitures were $3,708 and $0 at December 31, 2006 and 2005, respectively. For the year ended December 31, 2006, employer contributions to the Plan were reduced by $26,170 from forfeited nonvested accounts.
Distributions
Participants may receive distributions equal to the fair value of their vested account balances upon death, disability, retirement, or termination. Distributions may be in the form of a lump sum, installments or a combination of a lump sum and installments.
Administrative Expenses
The Companies pay all administrative costs associated with the operation of the Plan. Effective January 1, 2007, the Plan was modified to allow payment of administrative costs with forfeitures.
Participant Loans
Participants may borrow up to an amount equal to the lesser of $50,000 or 50% of their vested account balances, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prime rate as posted in the Wall Street

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Journal, plus one percent. Principal and interest are paid through semi-monthly payroll deductions.
Plan Termination
Although they have not expressed any intent to do so, the Companies have the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for investments in securities, which, in general are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Adjustments, if needed, are made to the fair value of benefit responsive investment contracts to report these contracts at contract value on the Statement of Net Assets Available for Benefits. Investments in mutual funds and Fidelity Southern Corporation common stock are valued based on the quoted market price on the last business day of the year. Securities transactions are accounted for on the trade date. Participant loans are valued at their outstanding balances, which approximates fair value. At December 31, 2006, contract value equaled fair value for the investment in the Prudential Retirement Insurance and Annuity Company (“PRIAC”) Guaranteed Income Fund (“GIF”).

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
Investment income is allocated to participants based on their proportionate investment balances during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Recent Accounting Pronouncements
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statement of Changes in Net Assets Available for Benefits includes fully benefit responsive investment contracts recognized at fair value. AICPA SOP 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans”, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.
3. Income Tax Status
The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated June 20, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2005-15, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Investments
During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized
Appreciation in Fair
Value of Investments

Fidelity Southern Corporation Common Stock	$135,785

Mutual Funds	710,861

Total	$846,646

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2006	2005

Fidelity Southern Corporation Common Stock*	$3,712,229	$3,378,515
Prudential Guaranteed Interest Account*	1,913,095	—
Amer:Europacific Grow R3	1,496,650	1,261,337
Growth Fund of America R3	1,494,590	—
Vanguard TRU 500 Admiral	1,240,684	—
Thornburg Core Growth R1	866,814	—
Prudential Investments Jennison Growth Fund*	—	1,610,651
Prudential Investments Money Mart Assets*	—	1,514,164
Prudential Investments Dryden Stock Index Fund*	—	1,119,200
Fidelity Investments Advisor Mid Cap Fund	—	771,285
Prudential Financial is the trustee and recordkeeper of the Plan.

*	Parties-in-interest to the Plan
On December 28, 2006, the Bank entered into a group annuity contract with PRIAC, which established a GIF. Under this contract, participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. Contract value represents

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
Notes to Financial Statements (continued)
contributions made under the contract, plus earnings, less participant withdrawals and fees. Contract value is also often referred to as book value. Given these provisions, this contract is considered to be benefit responsive.
Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting.
Upon establishing interest credit rates for this product, many factors are considered, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within PRIAC’s general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract is 1.50%.
The average yield earned by the Plan from the investment contract for the period ended December 31, 2006, was 4.2%. The average crediting rate yield credited to the participants for the period ended December 31, 2006, was 4.2%.
Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time.
There are not any events that allow PRIAC to terminate the contract and which require the Company to settle at an amount different than contract value paid either within 90 days or over time.
5. Transactions with Parties-in-Interest
At December 31, 2006 and 2005, the Plan held 199,475 and 188,744 shares of Fidelity Southern Corporation Common Stock, respectively. The fair value of this stock at December 31, 2006 and 2005, was $3,712,229 and $3,378,515, respectively. During 2006, the Plan received $62,033 in dividends on Fidelity Southern Corporation Common Stock.

Supplemental Schedule

Fidelity Southern Corporation
Tax Deferred 401(k) Savings Plan
EIN: 58-1174938 Plan Number 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006

		(e) Investments at
(b) Identity of Issue	(c) Description of Investment	Fair Value

*The Prudential Insurance Company of America	Guaranteed Interest Account	$1,913,095

Amer:Europacific Grow R3	Amer:Europacific Grow R3	1,496,650

Growth Fund of America R3	Growth Fund of America R3	1,494,590

Goldman Sachs GR Strat A	Goldman Sachs GR Strat A	443,392

John Hancock Balanced A	John Hancock Balanced A	204,327

DWS Small Cap Value A	DWS Small Cap Value A	522,043

PIMCO Total Return A	PIMCO Total Return A	299,131

Thornburg Core Growth R1	Thornburg Core Growth R1	866,814

First Amer Mid Cap Value	First Amer Mid Cap Value	252,900

Allianz NFJ Div Value A	Allianz NFJ Div Value A	190,654

Vanguard TRU 500 Admiral	Vanguard TRU 500 Admiral	1,240,684

*Fidelity Southern Corporation	Common Stock	3,712,229

*Participant Loans	Interest rates ranging from 5.00% to 9.25%, due no later than 2025	71,840

		$12,708,349

*	The above-identified parties represent parties-in-interest to the Plan.
Note: Cost information (column d) has not been included because all investments are participant directed.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY SOUTHERN CORPORATION TAX DEFERRED 401(k) SAVINGS PLAN
Dated: June 28, 2007	By:	/s/ H. Palmer Proctor
H. Palmer Proctor
Plan Administrator Fidelity Southern Corporation Tax Deferred 401(k) Savings Plan